September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (206)377-2230

Kerry Killinger
Chief Executive Officer
Washington Mutual, Inc.
1301 Second Avenue
Seattle, Washington 98101

      Re: **Washington Mutual, Inc.**
              Definitive 14A
              Filed March 19, 2007
              File No. 01-14667

Dear Mr. Killinger:

      We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

      In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 22

Setting Compensation Levels, page 22

1. Please disclose how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. It is not clear whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please provide sufficient quantitative or qualitative disclosure of the analyses underlying the Committee's decision to make specific compensation awards. Also, discuss how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and how or why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated awards.

2. Please provide disclosure that discusses the Committee's analysis of the information contained in the total compensation profiles and how the evaluation of this information resulted in specific awards for the fiscal year or modifications to the manner in which you implement your compensation program.

3. There appear to be significant differences in the manner in which you compensate Mr. Killinger as compared to the other named executive officers. For example, you target 94% of Mr. Killinger's compensation to be "at risk" with variances for company performance, whereas only 85% of the compensation of other named executives appears to be variable. Please discuss material differences in compensation policies with respect to individual named executive officers and how those differences impact your compensation program. Refer to Section II.B.1. of Commission Release No. 33-8732A.

Salary and Annual Incentive Compensation, 24

4. You discuss three measurements that you use to determine the funding of the Leadership Bonus Plan as well as the performance objectives tied to your long-term equity incentives. Please disclose the specific items of corporate performance and individual objectives used to determine incentive amounts and discuss how your incentive awards are specifically structured around these performance goals and objectives. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide the staff with a supplemental analysis supporting your conclusion and provide appropriate

disclosure pursuant to Instruction 4. In discussing how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

5. You disclose that the Committee changed the weighting for the three targets which drive compensation under the Leadership Bonus Plan. To the extent appropriate, please discuss the factors which led the company to set the weights at the level used for determining the compensation for the fiscal year for which you are reporting compensation. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K.

6. It appears that you changed your earnings-per-share measurement "to account for the interest rate environment" in 2006. Refer to disclosure on page 24. Please discuss how this type of adjustment occurs, the time at which you set the formula, and the discretion the Committee, its consultant or the executive officers have in changing the target amount. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Long-Term Incentive Compensation, page 25

7. Please clarify how you link the various components of your long-term equity incentive programs to the four measurements of corporate performance. Please refer to Item 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K.

8. Please describe the factors the Committee considers in setting the amount of shares that serve as long term incentives. In particular, please clarify the extent to which the Committed relies upon the peer group information, corporate performance, and/or individual performance in setting the amount of equity compensation. Please refer to Item 402(b)(1)(v) of Regulation S-K. Also, clarify why the Committee sets the amount of long-term equity compensation which must be paid in the form of performance shares at 30% of total awards. Please refer to Item 402(b)(2)(iv) of Regulation S-K.

Stock Options and Restricted Stock, page 26

9. Please discuss how you determine when to award equity-based compensation. Please refer to Item 402(b)(2)(iv) of Regulation S-K.

Performance Shares, page 26

10. Please describe how you calculate results under the performance share component of your long-term equity incentive compensation program. Specifically, clarify how you compare the performance of Washington Mutual to the performance of

the peer group. Please refer to Item 402(b)(2)(v) of Regulation S-K.

11. Please identify the components of the peer group you used to measure performance under the performance share plan. Also discuss why the Committee believes that comparing Washington Mutual's performance against the Standard & Poors Financial Index represents an appropriate measurement of performance, compared to the peer group used in determining other levels and forms of compensation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

2005 Five-Year Performance-Based Restricted Stock Award, page 27

12. Please discuss how you measure performance under this program in order to determine if the shares will vest at the conclusion of the five-year period.

Summary Compensation Table, page 30

13. In narrative disclosure to these tables, please discuss the amounts reported in the Summary Compensation Table and the Grants of Plan Based Awards Table in appropriate detail. Consider discussing, for example, the impact of the performance shares and other equity incentive program vesting schedules. Please refer to Item 402(e) of Regulation S-K.

Potential Payments Upon Termination or Change-in-Control, page 41

15. Please describe and explain how you determined the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the various change of control arrangements. Also, in the Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Sophie Hager-Hume
       Assistant General Counsel